Exhibit 99

December 16, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

Please note that Securities and Exchange Board of India has issued an administrative warning letter to the Bank, in relation to its investment banking activities, thereby alleging non-compliances with certain provisions of the SEBI (Merchant Bankers) Regulations, 1992, SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 and SEBI (Prohibition of Insider Trading) Regulations, 2015. The Bank will take necessary steps to address the concerns / directives mentioned in such letter.

The details of the above letter, as required is given below:

Matter	Information
Name of the authority	Securities and Exchange Board of India (“SEBI”)
Nature and details of the action(s) taken, initiated or order(s) passed	In the nature of administrative warning letter received from SEBI
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	The administrative warning letter December 9, 2024 was received by the Bank on December 11, 2024
Details of the violation(s)/contravention(s) committed or alleged to be committed	The said warning letter alleges non-compliances with certain provisions of the SEBI (Merchant Bankers) Regulations, 1992, SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 and SEBI (Prohibition of Insider Trading) Regulations, 2015
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	No impact

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight